UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2020

Energea Portfolio 2 LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11259

Delaware	84-4611704
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

35 Noble Street
Brooklyn, NY	11222
(Address of principal executive offices)	(Zip Code)

(860) 316-7466
Registrant’s telephone number, including area code

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

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Part II

Caution Regarding Forward-Looking Statements

The term “forward-looking statements” means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like “we anticipate,” “we believe,” “we expect,” “we intend,” “we plan to,” “this might,” or “we will.”

In this Annual Report, we make forward-looking statements. For example, the statement “We believe long-term trends favor secondary and tertiary cities” is a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement “We believe long-term trends favor secondary and tertiary cities” is not like the statement “We believe the sun will rise in the East tomorrow.” It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things we talk about in the “Risks of Investing” section of our Offering Circular, which you can view among our SEC filings on the U.S. Securities and Exchange Commission website.

Consequently, the actual result of investing in the Company could (and almost certainly will) differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by law.

Given The Risks And Uncertainties, Please Do Not Place Undue Reliance

On Any Forward-Looking Statements.

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The Company and its Affiliates

Energea Portfolio 2 LLC, which we refer to as the “Company,” is a limited liability company organized under the laws of Delaware. The Company pursues two main goals: to generate income for its owners and Investors and to fight climate change through the generation and use of solar energy.

The Company was formed to acquire, develop, and operate solar energy projects in Brazil (each a “Project”). The Projects will be rented to Consortiums and Cooperatives which contain groups of private residential households and to small businesses (which we refer to as “Subscribers”). Although some Subscribers will default, we expect them to be replaced quickly by others, allowing the Projects to provide a stable and predictable stream of net cash flow.

Projects will be owned by special-purpose entities (each, an “SPE”). We currently anticipate that each SPE will be organized as Brazilian Limitada or Ltda, the Brazilian equivalent of a U.S. limited liability company. Under Brazilian law, the assets and liabilities of a Ltda are distinct. Thus, the liabilities of a Project held in one SPE will not affect the assets of another Project held in a different SPE.

Typically, the Company will own 100% of each SPE, although there could be instances where the Company is a partner in a SPE with another party, such as the developer of the Project or the former owner. In all cases, the Company will exercise complete management control over the SPE.

Each of our Projects are structured around five main contracts which the Company will cause the SPE to enter in to:

●	Land Lease: The SPE will lease (rather than buy) the land where the Project is located, pursuant to a contract we refer to as a “Land Lease.”

●	Construction Contract: To build the Projects, the SPE will hire a third party to provide engineering, procurement, and construction services pursuant to a contract we refer to as a “Construction Contract.”

●	Project Rental Contract: In all cases, the SPEs will rent the Projects to Customers (so that the customer is, in form, generating its own solar power) pursuant to a contract we refer to as a “Project Rental Contract.”

●	Operations and Maintenance Contract: As the SPE rents the Project to a Customer pursuant to a Project Rental Contract, the Customer simultaneously hires the SPE to operate and maintain the Project pursuant to a contract referred to as an “Operations and Maintenance Contract.”

●	Project Maintenance Contract: The SPE will then hire a third party to operate the maintain the Projects pursuant to a contract we refer to as a “Project Maintenance Contract.”

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There are two versions of each of these contracts, one in English and the other in Portuguese, the national language of Brazil. Although the final terms and conditions might differ from Project to Project, the rights and obligations of the parties will generally be consistent across all of the Projects.

The revenue from our Projects will consist primarily of the payments we receive from Subscribers (via consortia and cooperatives) under Project Rental Contracts and Project Operations and Maintenance Contracts. We will make a profit if our revenues exceed our expenses, which typically consist of:

●	Payments to third parties to operate and maintain the Projects

●	Rental payments to landowners

●	Debt service payments (where we borrow money)

●	Utilities

●	On-site security

●	Payments to the third party that manages customer electrical credits

●	Brazilian taxes

●	Banking fees

•	Fees to wire money from Brazil to the U.S.

Currently, the Company plans to hold our Projects indefinitely, creating a reliable stream of cash flow for Investors. Should the Company decide to sell one or more Projects, however, the Manager’s experience in the industry suggests that the Projects could be sold for a profit:

●	Yield and Cashflow: Many investment funds look for reliable cashflows generating a targeted yield. From the perspective of such a fund, any of the Projects or indeed the entire portfolio of Projects would be an attractive investment. With both revenue and most expenses locked in by contract, the cash flow should be predictable and consistent for as long as 20 years.

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●	Project Consolidation: Some of the Projects will be too small or unusual for institutional buyers to consider on their own. The Company could package these Projects into a larger, more standardized portfolio that will be attractive to these larger, more efficiency-focused players. In the aggregate, the portfolio of Projects is expected to generate 50+ megawatts of power with relatively uniform power contracts, engineering standards, and underwriting criteria. A portfolio of that size can bear the fees and diligence associated with an investment-banker-grade transaction.

●	Cash Flow Stabilization: When the Company buys a Project, it will typically share the construction risk with the development company that originated the Project. Larger investors are generally unwilling to take on construction risk and will invest only in projects that are already generating positive cash flow, referred to as “stabilization.” Thus, the Company will acquire Projects before stabilization and sell them after stabilization. Institutional investor interest in the Portfolio should increase as the Portfolio stabilizes.

●	Increase in Residual Value: When the Company acquires a Project, the appraisal is based solely on the cash flows projected from executed Project Rental Contracts, with no residual value assumed for the Project. Truthfully, there is a high probability that a Project will continue to create revenue after its initial contract period in the form of a contract extension, repositioning, or sale into the merchant energy markets. This creates a sort of built-in “found value” for our Projects, which may be realized upon sale.

Limited Liability Company Agreement

The Company is governed by a Limited Liability Company Agreement dated May June 5, 2020, which we refer to as the “LLC Agreement.” A copy of the LLC Agreement is attached as Exhibit 1A-2B of the Offering Circular. The Class A Investor Shares being offered were created by the Manager under an Authorizing Resolution pursuant to section 3.1 of the LLC Agreement. The Authorizing Resolution is attached as Exhibit 1A-2C of the Offering Circular.

Under the LLC Agreement, the owners of the Company are referred to as “Members.” The manager of the Company is Energea Global LLC, a Delaware limited liability company which we refer to as the “Manager.”

Management

The Manager has complete discretion over all aspects of the business conducted by the Company. For example, the Manager may (i) admit new members to the Company; (ii) enter into contracts on behalf of the Company; (iii) borrow money; (iv) acquire and dispose of assets; (v) determine the timing and amount of distributions to Members; (vi) create new classes of limited liability company interests; (vii) determine the information to be provided to the Members; (viii) grant liens and other encumbrances on the assets of the Company; (ix) and dissolve the Company.

Investors who purchase Class A Investor Shares will not have any right to vote on any issue other than certain amendments to the LLC Agreement, or to remove the Manager.

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The Manager can be removed for “cause” under a procedure set forth in section 5.6 of the LLC Agreement.

The term “cause” includes:

●	An uncured breach of the LLC Agreement by the Manager; or

●	The bankruptcy of the Manager; or

●	Certain misconduct on the part of the Manager, if the individual responsible for the misconduct is not terminated.

A vote to remove the Manager for cause must be approved by Investor Members owning at least two-thirds of the outstanding Investor Shares. Whether “cause” exists would then be decided in arbitration proceedings conducted under the rules of the American Arbitration Association, rather than in a court proceeding.

These provisions are binding on every person who acquires Class A Investor Shares, including those who acquire Class A Investor Shares from a third party, i.e., not from the Company.

Management Fees

The Manager will charge the Company a monthly asset management fee equal to 0.167% of the aggregate capital that has been invested in Projects that have begun to generate distributions. Additionally, the Manager might originate and develop Projects that are acquired by the Company. If so, the Manager shall be entitled to compensation that is no greater than 5% of the Project’s cost.

As of December 31, 2020, the Manager has charged the Company $ 0.00 in asset management fees and $0.00 in development fees for projects originated and developed by the Manager.

Our Affiliates

Energea Global, the Manager of the Company, is owned by Mike Silvestrini and Chris Sattler.

Energea Brazil, our affiliated Development Company in Brazil, is owned by Energea Global.

The Common Shares of Energea Portfolio 1 LLC, a Delaware limited liability company (“Portfolio 1”) are owned by, and Portfolio 1 is managed by, the Manager. Portfolio 1 is an affiliate of the Company and is also engaged in developing solar projects in Brazil but with a focus on commercial and industrial projects.

Investment Strategy

The Company sources most of its Projects in partnership with third parties in Brazil who are focused on developing solar projects, which we refer to as “Development Companies.” In fact, the Energea Brazil is itself a Development Company.

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The Company’s relationship with Development Companies can take a number of different forms. Sometimes a Development Company will not only identify a potential project, but also permit, engineer and construct it. Sometimes a Development Company will provide operations and maintenance support for a Project after it’s built. Sometimes a Development Company will sell a Project Rental Contract and exit the Project entirely.

Development Companies are compensated for their work and their risk. This may include a developer fee or a continued economic interest in the Project SPE. However, where a Project is originated through Energea Brazil, Energea Brazil will cap the related-party development fee at 5% of the overall Project’s cost.

We believe will be able to continue to source new Projects in Brazil for several reasons, including the fact that the cost of electricity in Brazil has risen over time. We believe this rise in energy costs occurred for several reasons:

●	Even with the low rates of economic growth Brazil has experienced in recent years, its energy needs continue to grow as the country modernizes and increases its use of electronic devices.

●	Brazil has relied extensively on electricity generated from hydropower. However (i) the hydroelectricity fluctuates with the seasons; and (ii) most large hydroelectric projects have already been developed, so new projects come online at more expensive pricing.

●	Previous governments subsidized energy costs for decades. Those policies have been swept away by a new government, so that the true cost of energy is being passed through to end-users for the first time.

We believe the cost of electricity in Brazil will continue to rise for the foreseeable future.

At the same time the cost of electricity is rising, the cost of building solar projects is falling. When the principals of our Manager built their first solar projects in 2007, the cost was approximately $8.00 per watt. Today, projects are built for as little as $0.70 per watt, a cost reduction of more than 90%.

As a result of these trends, our Projects typically offer residential and small business Subscribers savings of approximately 15% on their electricity bills without the need for tax credits, grants, renewable energy credits, or other subsidies solar power once required. These Subscribers might prefer solar power over power generated by fossil fuels because they care about the environment and/or want to fight climate change, but the economic savings speak for themselves.

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Our Projects

To date, we have acquired three (3) Projects, each of which were described more fully in the Offering Circular and in various filings with the SEC since the date our Offering was qualified by the SEC (e.g. August 13, 2020). We believe we will be able to continue to acquire and develop new Projects in the future, which we anticipate will have the following characteristics:

●	Power Capacity: The Brazilian market for utility-size solar projects (10+ megawatts) is efficient and competitive, with many large players. We intend to focus on the smaller market, with projects of between one megawatt and five megawatts. (NOTE: The capacity of a solar project is determined in accordance with “standard testing conditions” established by certain laboratories worldwide. The actual output of a solar project fluctuates with solar irradiance.)

●	Subscribers: The Subscribers for a given Project will be private households and small businesses, organized into a single entity – typically taking the form of a Sociedade Anônima managed by the Company – as a Consortium for commercial Subscribers or Cooperative for residential Subscribers. For a one megawatt Project, we would expect the Consortium or Cooperative to include, on average, about 2,000 Subscribers. Subscribers may opt out of a Consortium or Cooperative at any time, and are replaced by other Subscribers from a waiting list.

●	Project Rentals: A SPE will rent each Project to a consortium or cooperative so that, in form, Subscribers are generating their own electricity, while the rent paid by the consortium or cooperative is effectively a payment for their use of the Project. Typically, a Project Rental Contract will have a term 20 years.

●	Operation and Maintenance: When the SPE rents a Project to a consortium or cooperative, the consortium or cooperative will simultaneously hire the SPE to operate and maintain the Project on a turnkey basis, and the SPE will hire a third party to perform some or all of those services.

●	Locations: We select locations based primarily on:

○	Which Brazilian states have the most advantageous tax and energy policies;

○	Efficient access for maintenance;

○	Interconnection points with the electricity grid;

○	Solar irradiance; and

○	Acceptable security risks.

●	Right to Land: Typically, we lease the land where the Projects are built, pursuant to a lease that continues for at least the duration of the Project Rental Contract with our customer and give us, as tenant, the right to extend. In some circumstances, where a land purchase is preferable to a lease, and because Brazilian law prohibits non-Brazilians from owning land, the Manager’s principals (who are legally permitted to own land) would likely form an entity to purchase the land and lease the land to the SPE at the lowest price allowable by law.

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●	Connecting Projects to Subscribers: The Projects will not be connected directly to Subscribers. Instead, they will be connected to the local power grid. As a member of a consortium or cooperative, which has rights to the Project via the Rental Agreement, Subscribers will be entitled to a credit on their electric bill.

●	Our Solar Equipment: We use the same basic equipment used across the solar industry: the solar panels themselves, which turn sunlight into electrical energy; and the inverters, which convert the direct current from the panels to the alternating current used in homes and businesses. However, we buy our equipment only from certain manufacturers known for high quality and financial strength.

●	Compliance with Brazilian Laws Applicable to Solar Projects: Each Project will comply with Normative Resolution ANEEL nº 482/2012 (“Ren 482”), the primary law governing solar electricity systems in Brazil.

●	When the Company Invests in Projects: Normally, the Company will not invest in a Project until certain conditions are satisfied. Among these:

○	The SPE has executed contracts for the lease of the underlying land, for engineering, and for the construction of the Project, for the rental of the Project to a Consortium or Cooperative, a full list of committed Subscribers and for operations and maintenance;

○	The electric utility has confirmed that the Project can connect with the electric grid;

○	All environmental and installation permits have been obtained;

○	We have executed installation service agreements (e.g., for all civil and site work, electrical installation, installation of racking, etc.); and

○	We have obtained insurance.

Thus, in most cases Investors are not exposed to any Project-level risks until all these conditions are satisfied. However, the Company might make exceptions for exceptionally promising Projects.

Leverage

The Company might borrow money to invest in Projects, depending on the circumstances at the time. If the Company can raise money from Investors quickly enough through the Offering, the Company probably will not borrow. On the other hand, if the Company needs to move quickly on a Project and has not yet raised enough capital through this Offering, it might make up the shortfall through borrowing. The Manager will make this decision on an as-needed basis.

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Factors Likely to Impact the Performance of the Company

The ability of the Company to conduct its business successfully depends on several critical factors:

●	The Price of Electricity in Brazil: Typically, our Subscribers will save approximately 15% on their electricity bills when they enroll with one of the Company’s Consortiums or Cooperatives. The energy product we offer Subscribers is a fixed discount on their cost of energy. In other words, if a Subscriber joined a Consortium with a fixed 15% discount, the amount of revenue we generate from that customer will go up if energy prices go up (as determined by published tariff set by the interconnecting utility for conventional energy) and down if energy prices go down.

●	Government Policies: Given the environmental and economic benefits of solar power, the Company expects the friendly attitude of the Brazilian government to continue. As we have seen in the U.S., however, environmentally friendly policies can change quickly. If the government in Brazil succumbed to pressure from incumbent energy producers, it could impose additional costs on the Projects.

●	Currency Fluctuations: The Brazilian national currency, the real, is currently at or near historic lows vis-à-vis the U.S. dollar, making investments in Brazil relatively inexpensive. Although we believe the real will rise vis-à-vis the dollar, making the profits from our Projects more valuable for U.S. investors, our financial projections assume conservatively that the real will stay where it is. Should the real drop further, after we invest in Projects, any profits from the Projects would be less valuable for U.S. investors.

●	Impact of COVID-19: According to the Center for Health Security at Johns Hopkins University’s Bloomberg School of Public Health, Brazil currently ranks #1 globally in the average number of COVID-19 cases per day (currently estimated at 77,000 new cases per day). According to the World Health Organization, Brazil has had more than 12.5 million confirmed cases and more than 300,000 deaths, making it one of the hardest hit countries by COVID-19 on the planet. Like most countries, the COVID-19 pandemic has also had a significant negative economic impact as well, which may impact the resources and bandwidth our residential and small business customers have available to switch to solar energy. While this may impact our business in the short run, we believe the economics of solar energy are such that declining financial indicators may actually have a positive impact on the Company’s bottom line, since one way our Subscribers can save money is by switching to solar with one of our Projects.

Offices and Employees

The Company’s offices are located at 35 Noble Street, Brooklyn, New York 11222. The Company has no employees. For the year ended December 31, 2020, the Company used employees and services provided by the Manager. The Company’s total payroll-related expenses during its most recent fiscal year was approximately $0.1

Our Revenue

The revenue from our Projects consists primarily of the payments we receive from Customers under Project Rental Contracts and Project Operations and Maintenance Contracts.

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Our Operating Costs and Expenses

The Company incurs a variety of costs and expenses, including:

●	Payments to third parties to operate and maintain the Projects

●	Rental payments to landowners

●	Debt service payments (where we borrow money)

●	Utilities

●	On-site security

●	Payments to the third party that manages customer electrical credits

●	Brazilian taxes

●	Banking fees

•	Fees to wire money from Brazil to the U.S.

Regulation A Offering

On August 13, 2020, the Company commenced its offering to the public of limited liability company interests denominated as Class A Investor Shares under Regulation A (the “Offering”) and an Offering Circular dated July 31, 2020, as updated and amended from time to time (the “Offering Circular”). The Offering Circular is available through the SEC’s EDGAR site, www.sec.gov/edgar, and may also be obtained by contacting the Company.

As of December 31, 2020, the Company had sold $385,262.14 of Class A Investor Shares. We refer to the purchasers of Class A Investor Shares as “Investors” or “Class A Members”.

Management Discussion

Operating Results

The Company was formed on January 23, 2020. As of December 31, 2020, the Company has invested a total of $1,599,190.69 and has generated $0.00 in 2020 revenue, including $0.00 in revenue from projects and $0.00 in fees paid by the Company.

As of December 31, 2020, the Company has assets totaling more than $1,603,672.00 on its balance sheet, including Projects currently owned by the Company valued at $513,829.00, current assets of $1,084,843.00, and other assets totaling $5,000.00. Liabilities totaled $1,427,896.45.

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Liquidity and Capital Resources

The Company is seeking to raise up to $50,000,000 of capital in the Offering by selling shares of Class A Investor Shares to Investors. As of December 31, 2020, the Company had raised $385,262.14 in the Offering.

We are dependent upon the net proceeds from the Offering to conduct our proposed operations. We will obtain the capital required to purchase new investments and conduct our operations from the proceeds of the Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from undistributed funds from our operations.

Trends

Other than the trends and factors that will impact the Company’s success discussed in this Annual Report and in the “Risks of Investing,” section of the Offering Circular, the Company is not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material adverse effect on our net sales or revenues, income from continuing operations, profitability, liquidity, or capital resources. We caution, however, that any of the items discussed in this Annual Report and in the Risks of Investing,” section of the Offering Circular could have a material adverse impact.

Directors and Officers

The Company itself has no officers or employees. The individuals listed below are the Directors, Executive Officers, and Significant Employees of Energea Global LLC, the Manager of the Company.

Names, Ages, Etc.

Name	Position	Age	Term of Office	Approximate Hours Per Week If Not Full Time
Directors
Mike Silvestrini	Director	40	One year, subject to re-appointment	N/A
Chris Sattler	Director	40	One year, subject to re-appointment	N/A

Executive Officers
Mike Silvestrini	Partner	40	Indefinite	Full Time
Chris Sattler	Partner	40	Indefinite	Full Time

Significant Employees
Antonio Pires	VP of EPC, Brazil	60	At will	Full Time
Gray Reinhard	CTO	36	At will	Full Time

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Business Experience

Mike Silvestrini

Mike co-founded Greenskies Renewable Energy, LLC (“Greenskies”) with a $35,000 family loan in 2008 and sold the company for more than $165 million enterprise value in 2017. Mike was directly responsible for closing and managing over $500 million of project finance, building and owning over 400 solar projects ranging from 200kW to 5MW, creating industry-leading operations asset management departments and expanding the company’s footprint across 23 states from California to South Carolina. Greenskies was ranked #1 by market share for commercial and industrial solar developers by Greentech Media, with customers including Wal-Mart, Sam’s Club, Amazon, Target and several of the largest electric utilities in the United States. It was also named one of the Best Places to Work by the Hartford Courant in 2016.

Mike was named “40 Under 40” by the Hartford Business Journal in 2012, and again by Connecticut Magazine in 2016. In 2017, he was named Entrepreneur of the Year by Junior Achievement. He was a national merit scholar at Boston University and was a Peace Corps volunteer in Mali, West Africa. He also serves on the Board of Directors of Big Life Foundation, a wildlife conservation and security group based in Kenya.

Mike lives in Connecticut with his wife and two children.

Chris Sattler

Chris is an experienced energy executive with a track record of startup success. He has founded over 10 companies with the majority in the retail energy industry. Previous positions include Vice President at Clean Energy Collective, President of Plant.Smart Energy Solutions, and Co-Founder and COO at North American Power.

As COO of North American Power, Chris led the company into 35+ utility markets throughout the United States, with over 1,000,000 residential and small commercial customers. In 2017, the company was sold to Calpine, the largest independent power producer in North America. At the time of sale, North American Power had annual gross sales in excess of $850 million.

Chris studied at the University of Connecticut, School of Business, and received a Bachelor’s degree in Real Estate and Urban Economics. He is also a Harvard Business School Alumni through the Program for Leadership Development. He lives in Rio De Janeiro.

Antonio Pires

Antonio Pires is a senior executive with more than 30 years of experience in Brazil’s Energy sector. During this period he directly managed the implantation of more than 2GW of power projects, ranging from thermoelectric, cogeneration and hydropower throughout Brazil.

In addition to his experience implementing large energy projects, he participated in the startup of Igarapava hydroelectric Consortium, being the first consortium of power generation in the country, and of which he was a member of the administrative council. He was also involved in the privatization process of Companhia Vale do Rio Doce, Companhia Estadual de Gas do Rio de Janeiro.

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Throughout his professional life Antonio has worked with large national and multinational companies including CSN, El Paso Brasil, Thyssen Krop CSA and SNC Lavalin. In the case of El Paso and CSA, he was involved from the start of operations.

Antonio is a professional who always seeks new skills and is and ready for a challenge. He has a degree in mechanical engineering with a master’s degree in Energy Planning, and an MBA in Business Management and Project Management, as well as an LLM in Business Law.

Gray Reinhard

Gray is an experienced software engineer specializing in business intelligence tools across multiple industries. Early in Gray’s career, he worked primarily in E-Commerce where he built and supported sites for over 20 brands including several fortune 500 companies. From there, Gray moved into renewable energy where he developed the project management software for the country’s largest commercial solar installer, Greenskies. This custom platform managed everything from sales and financing to the construction, maintenance, and performance monitoring of over 400 solar projects.

Most recently, Gray served as CTO for real estate technology company Dwell Optimal which leverages technology to reinvent the corporate travel experience. Gray studied at Princeton University and currently splits his time between Greenpoint, Brooklyn and his cabin in the Catskills.

Legal Proceedings

Within the last five years, no Director, Executive Officer, or Significant Employee of the Company has been convicted of, or pleaded guilty or no contest to, any criminal matter, excluding traffic violations and other minor offenses.

Within the last five years, no Director, Executive Officer, or Significant Employee of the Company, no partnership of which an Executive Officer or Significant Employee was a general partner, and no corporation or other business association of which an Executive Officer or Significant Employee was an executive officer, has been a debtor in bankruptcy or any similar proceedings.

Family Relationships

There are no family relationships among the Executive Officers and significant employees of the Company.

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Compensation

Overview

The people who run the Company make money from the Company in (only) three ways:

●	They receive fees

●	They invest alongside Investors and receive the same distributions as Investors

●	They receive the Promoted Interest

All three forms of compensation are discussed below

Management Fee Paid to Manager.

The Company itself does not have any employees or payroll. For example, Mike Silvestrini, the Chief Executive Officer of the Manager, does not receive any salary, bonuses, or other compensation directly from the Company. Instead, all of his compensation is paid from the fees paid to the Manager and from the Promoted Interest. The same is true for all of the other executive officers and employees.

The Manager will charge the Company a monthly asset management fee equal to 0.167% of the aggregate capital that has been invested in Projects that have begun to generate distributions. The amount of the asset management fee will depend on:

●	how much capital is raised in the Offering, and

●	the value of our Projects.

If we acquire the first three Projects solely with equity (i.e., without borrowing) and they begin to generate distributions, the asset management fee would be approximately $12,000 per month. As of December 31, 2020, the Company has paid the Manager $0.00 in asset management fees for the 2020 calendar year.

Additionally, the Manager might originate and develop Projects that are acquired by the Company. If so, the Manager shall be entitled to compensation that is no greater than 5% of the Project’s cost. The amount of the developer fee will depend on the number of Projects the Manager develops for the Company and their cost. As of December 31, 2020, the Company has paid the Manager $0.00 in development fees for the 2020 calendar year.

Ownership Interest of Manager

The ownership interests in the Company are referred to as “Shares.” The Company will have two kinds of Shares: “Class A Investor Shares” and “Common Shares.” Investors will own the Class A Investor Shares, while the Manager will own 100% of the Common Shares. The Manager may also invest in Class A Investor Shares.

The Company intends to make distributions periodically, as conditions permit. The order of distributions will be governed by the Company’s LLC Agreement and by the Authorizing Resolution.

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Distributions are divided into two categories:

●	Distributions of ordinary operating cash flow from the Projects; and

●	Distributions of the net proceeds from “capital transactions” like the sale or refinancing of Projects (“net proceeds” means the gross proceeds of the capital transaction, reduced by the expenses of the transaction, including repayment of debt).

Distributions of ordinary operating cash flow will be made as follows:

●	The Manager calculates the projected monthly operating cash flows from the Projects based on the contracts in place and other assumptions defined in the Financial Memo for each Project (“Projected Cash Flow”).

●	The Projected Cash Flow is used to calculate a targeted internal rate of return (“IRR”) for investments in the Company.

●	A portion of the Projected Cash Flow will be paid to Investors before the Manager receives its Promoted Interest (the “Preferred Return”).

●	To calculate the Preferred Return payment for each month, the Projected Cash Flow is multiplied by a percentage, such that the projected IRR of the Company is 7% (the “Adjusted Operating Cash Flow”).

●	Each month, the Adjusted Operating Cash Flow for that month is distributed to Investors.

●	If the actual operating cash flow for any month exceeds the Adjusted Operating Cash Flow, we distribute the excess 70% to investors and 30% to the Manager.

●	If the actual operating cash flow for any month is less than the Adjusted Operating Cash Flow, the Investors receive all the cash flow for that month and the shortfall is carried forward so that Investors achieve their 7% Preferred Return prior to any Promoted Interest is paid.

By way of example, suppose the Company has invested in one hypothetical Project with a projected lifespan of five years, with the following Projected Cash Flow (note: this example shows annual cash flow, but actual calculations will be done monthly):

Project Cost	Year 1 Operating Cash Flow	Year 2 Operating Cash Flow	Year 3 Operating Cash Flow	Year 4 Operating Cash Flow	Year 5 Operating Cash Flow
$10,000	$3,500	$2,500	$4,000	$2,200	$3,000

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Those cash flows yield a Project IRR of 16.35%.

To calculate the Adjusted Operating Cash Flow, we the Manager finds a single percentage which, when multiplied by each month of Projected Cash Flow, yields an IRR of 7% rather than 16.35%. For this hypothetical Project, that single percentage is 79.758%. The Manager multiplies each month’s Projected Cash Flow by 79.758%:

Project Cost	Year 1 Adjusted Operating Cash Flow	Year 2 Adjusted Operating Cash Flow	Year 3 Adjusted Operating Cash Flow	Year 4 Adjusted Operating Cash Flow	Year 5 Adjusted Operating Cash Flow
$10,000	$2,791.53	$1,993.95	$3,190.32	$1,754.68	$2,392.74

Thus, for this hypothetical Company cash flow scenario, Investors would receive the first $2,791.53 of operating cash flow in Year 1, the first $1,993.95 in Year 2, and so forth. If the Project actually generated $3,500 of operating cash flow in Year 1, as projected, then Investors would receive the first $2,791.53 and the balance, or $708.47, would be divided 70%, or $495.93, to Investors and 30%, or $212.54, to the Manager.

Distributions of the net proceeds from a capital transaction will be made in the following order or priority:

●	First, Investors will receive all the net proceeds until they have received a 7% internal rate of return from the portfolio.

●	Second, any remaining net proceeds will be distributed 70% to the Investors and 30% to the Manager.

We refer to the amounts distributed to the Manager as its “Promoted Interest.”

The Company expects to make distributions of ordinary operating cash flow on a monthly basis. Distributions of the net proceeds from capital transactions will be made, if at all, upon the occurrence of a capital transaction.

Whether to distribute operating cash flow or capital proceeds, and how much to distribute, are in the sole discretion of the Manager. No returns are guaranteed. Investors will receive distributions only if the Company generates distributable cash flow from the Projects.

Given these variables, it is impossible to predict how much money the Manager will make from owning the Company’s Common Shares. For the calendar year ending December 31, 2020, the Manager received $0.00 as a result of its ownership of the Common Shares.

Report to Investors

No less than once per year, the Company will provide Investors with a detailed statement showing:

●	The fees paid to the Manager and its affiliates; and

●	Any transactions between the Company and the Manager or its affiliates.

In each case, the detailed statement will describe the services performed and the amount of compensation paid.

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Method of Accounting

The compensation described in this section was calculated using the accrual method of accounting.

Stages of Development

The stages of the Company’s organization, development, and operation, and the compensation paid by the Company to the Manager and its affiliates during each stage, are as follows:

Stage of Company	Compensation
Organization of Company	Reimbursement of Expenses
Acquisition of Projects	● Asset Management Fee ● Developer Fee
Operation of Projects	● Asset Management Fee ● Promoted Interest
Sale of Projects	● Asset Management Fee ● Promoted Interest

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Voting Rights of Owners

Owners of the Class A Investor Shares – that is, Investors – will have no right to vote or otherwise participate in the management of the Company. Instead, the Company will be managed by the Manager exclusively.

Interest of Management and Others In Certain Transactions

Ownership of Related Entities

Energea Global, the Manager of the Company, is owned by Mike Silvestrini and Chris Sattler.

Energea Brazil, our affiliated Development Company in Brazil, is owned by Energea Global.

The Common Shares of Portfolio 1 are owned by, and Portfolio 1 is managed by, the Manager.

The Company pays the Manager a monthly asset management fee equal to 0.167% of the aggregate capital that has been invested in Projects that have begun to generate distributions. Additionally, the Manager might originate and develop Projects that are acquired by the Company. If so, the Company shall pay the Manager a development fee that is no greater than 5% of the Project’s cost. As owners of Energea Global, Mr. Silvestrini and Mr. Sattler will benefit indirectly from those fees.

If the Company is able to pay Class A Members the return due on their Class A Investor Shares, any remaining profits are distributed to the Manager. Mr. Silvestrini and Mr. Sattler would benefit indirectly from those profits as well.

Energea Brazil

The Company sources many of its Projects through partnerships with third parties in Brazil who are focused on developing solar projects, including an affiliate of the Manager in Brazil, Energea Brazil. Energea Brazil is compensated for its work and its risk. This may include a developer fee (subject to a 5% cap on the overall Project Cost) or a continued economic interest in the Project SPE.

Portfolio 1

Portfolio 1 is also managed by the Manager and is engaged in a similar business to the Company. However, instead of acquiring solar projects used by our Subscribers, Portfolio 1 focuses its efforts on the commercial or industrial market.

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ENERGEA PORTFOLIO 2 LLC

Consolidated Financial Statements

for the Period January 13, 2020 (Inception)

through December 31, 2020

and Independent Auditor’s Report

ENERGEA PORTFOLIO 2 LLC

CONSOLIDATED FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR’S REPORT
FOR THE PERIOD JANUARY 13, 2020 (INCEPTION)
THROUGH December 31, 2020

INDEPENDENT AUDITOR’S REPORT

To the Member

Energea Portfolio 2 LLC

Old Saybrook, Connecticut

We have audited the accompanying consolidated financial statements of Energea Portfolio 2 LLC which comprise the consolidated balance sheet as of December 31, 2020, and the related consolidated statements of operations and comprehensive loss, changes in members’ equity and cash flows for the period January 13, 2020 (inception) to December 31, 2020, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement. whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Energea Portfolio 2 LLC as of December 31, 2020, and the results of its operations and its cash flows for the period January 13, 2020 (inception) to December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

Certified Public Accountants

Farmington, Connecticut

April 28, 2021

Federman, Lally & Remis LLC 231 Farmington Avenue, Farmington, CT 06032 p: (860) 678-7100 f: (860) 678-7101 www.flrcpa.com

ENERGEA PORTFOLIO 2 LLC

CONSOLIDATED BALANCE SHEET

December 31, 2020

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,084,843
TOTAL CURRENT ASSETS	1,084,843
CONSTRUCTION IN PROGRESS	661,452
OTHER ASSETS	5,000
TOTAL ASSETS	$1,751,295
LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Line of credit	$1,418,275
Accounts payable	91,142
Other current liabilities	8,769
TOTAL CURRENT LIABILITIES	1,518,186
TOTAL LIABILITIES	1,518,186
MEMBERS’ EQUITY
Managing member’s equity	64,425
Non-managing members’ equity	182,144
Accumulated other comprehensive loss	(13,460)
TOTAL MEMBERS’ EQUITY	233,109
TOTAL LIABILITIES AND MEMBERS’ EQUITY	$1,751,295

The accompanying notes are an integral part of these consolidated financial statements.

ENERGEA PORTFOLIO 2 LLC

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
For the Period January 13, 2020 (Inception) to December 31, 2020

REVENUE	$-
COST OF REVENUE	-
GROSS PROFIT	-
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	91,876
LOSS FROM OPERATIONS	(91,876)
REALIZED FOREIGN CURRENCY EXCHANGE LOSS	54,318
NET LOSS	(146,194)
OTHER COMPREHENSIVE LOSS:
UNREALIZED FOREIGN CURRENCY EXCHANGE LOSS	(13,460)
COMPREHENSIVE LOSS	$(159,654)

The accompanying notes are an integral part of these consolidated financial statements.

ENERGEA PORTFOLIO 2 LLC

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ EQUITY
For the Period January 13, 2020 (Inception) to December 31, 2020

	Managing Member	Non-managing Members	Accumulated Other Comprehensive Loss	Total
MEMBERS’ EQUITY, beginning of period	$-	$-	$-	$-
Net loss	(132,562)	(13,632)	-	(146,194)
Unrealized foreign currency exchange loss	-	-	(13,460)	(13,460)
Contributions from members	196,987	195,776	-	392,763
MEMBERS’ EQUITY, end of period	$64,425	$182,144	$(13,460)	$233,109

The accompanying notes are an integral part of these consolidated financial statements.

ENERGEA PORTFOLIO 2 LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Period January 13, 2020 (Inception) to December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(146,194)
Adjustments to reconcile net loss to net cash used by operations:
Unrealized foreign currency exchange loss	(13,460)
Changes in assets and liabilities:
Other assets	(5,000)
Accounts payable	1,450
Other current liabilities	8,769
NET CASH USED FOR OPERATING ACTIVITIES	(154,435)
CASH FLOWS FROM INVESTING ACTIVITIES:
Construction in progress	(571,760)
NET CASH USED FOR INVESTING ACTIVITIES	(571,760)
CASH FLOWS FROM FINANCING ACTIVITIES:
Advances on line of credit	1,418,275
Contributions from members	392,763
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,811,038
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,084,843
CASH AND CASH EQUIVALENTS, beginning of period	-
CASH AND CASH EQUIVALENTS, end of period	$1,084,843
SUPPLEMENTARY DISCLOSURES:
Operating activities reflect:
Interest paid	$50,431
Non-cash operating and investing activities:
Construction in progress in accounts payable	89,692

The accompanying notes are an integral part of these consolidated financial statements.

ENERGEA PORTFOLIO 2 LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Period January 13, 2020 (Inception) to December 31, 2020

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Energea Portfolio 2 LLC was formed in the State of Delaware on January 13, 2020 to develop, own and manage a portfolio of renewable energy facilities in Brazil. The consolidated financial statements include the accounts of Energea Portfolio 2 LLC and its wholly-owned Brazilian single purpose entities (SPEs): Energea Iguatama Aleguel de Equipamentos e Mantuençao Ltda; Energea Salinas Ltda; and Energea Itaguai III Aluguel de Equipamentos e Manutencaso Ltda (collectively, the Company). The Company works in close cooperation with stakeholders, project hosts, industry partners and capital providers to produce best-in-class results. The Company’s projects are expected to create next-generation clean energy jobs and sustainable tax revenues.

The Company’s activities since inception have consisted principally of organization and pursuit costs, raising capital, securing investors and project development activity. The Company’s activities are subject to significant risks and uncertainties, including the inability to secure additional funding to develop its portfolio. The Company’s operations have been funded by equity transactions and a line of credit (Note 3). Future funding is expected to be provided by the continued issuance of stock, mezzanine, or debt securities. There can be no assurance that any of these strategies will be achieved on terms attractive to the Company. The Company invested in its first three projects during 2020. Through December 31, 2020, the Company has raised approximately $196,000 from outside investors.

The Company is offering to sell interests designated as Class A Investor Shares to the public up to $50,000,000 per limited liability company. The initial price of the Class A Investor Shares will be $1.00 per share.

Basis of Accounting and Use of Accounting Estimates

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) following the accrual basis of accounting. The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Exchange Transactions

Purchases of products and services for the Brazilian subsidiaries are transacted in the local currency, Brazilian real (R$), and are recorded in U.S. dollar translated at historical exchange rates prevailing at the time of the transaction. Cash is translated into U.S. dollar using the exchange rates at the respective balance sheet date. Realized exchange gains and losses are included in foreign currency exchange loss on the accompanying consolidated statement of operations and comprehensive loss. Unrealized exchange gains and losses are included in other comprehensive income on the accompanying consolidated statement of operations and comprehensive loss. Realized translation losses for the period ended December 31, 2020 were $54,318 and unrealized translation losses were $13,460.

ENERGEA PORTFOLIO 2 LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Period January 13, 2020 (Inception) to December 31, 2020

Capitalization and Investment in Project Assets

A project has four basic phases: (i) development (which includes pre-development), (ii) financing and commodity risk management, (iii) engineering and construction and (iv) operation and maintenance. The development phase is further divided into pre-development and development sub-phases. During the pre-development sub-phase, milestones are created to ensure that a project is financially viable. Project viability is obtained when it becomes probable that costs incurred will generate future economic benefits sufficient to recover those costs. Examples of milestones required for a viable project include the following:

●	The identification, selection and acquisition of sufficient area required for a project;

●	The confirmation of a regional electricity market;

●	The confirmation of acceptable electricity resources;

●	The confirmation of the potential to interconnect to the electric transmission grid;

●	The determination of limited environmental sensitivity; and

●	The confirmation of local community receptivity and limited potential for organized opposition.

All project costs are expensed during the pre-development phase. Once the milestones for development are achieved, a project is moved from the pre-development phase into the development and engineering and construction phases. Costs incurred in these phases are capitalized as incurred, included within construction in progress (CIP), and not depreciated until placed into commercial service. Once a project is placed into commercial service, all accumulated costs will be reclassified from CIP to property and equipment and become subject to depreciation or amortization over a specified estimated life.

Revenue Recognition

The SPE’s have Equipment Rental Agreements, one of which was effective during the period ended December 31, 2020 and two of which were effective subsequent to year end. These rental agreements are with various subscribers (consortiums) who will pay a monthly fee for the renewable energy upon completion of the projects. Projects are considered complete when they are tested, commissioned, interconnected to the grid and capable of producing electricity as designed. Revenue will be recognized as it is earned on a monthly basis. The agreements are in effect for twenty-five years from the initial rental date and have total combined rent payments of R$990,000 per month.

Comprehensive Income

GAAP requires the reporting of “comprehensive income” within general purpose financial statements. Comprehensive income is comprised of two components, net income and comprehensive income. For the period ended December 31, 2020, the Company had foreign currency exchange losses relating to currency translation from Brazilian real to U.S. dollar reported as comprehensive loss.

Income Taxes

The Company is a Limited Liability Company and as such, in lieu of payment of federal and state income taxes at the entity level, members are taxed on the taxable income of the Company on their respective tax returns. Therefore, no provision for federal or state income taxes has been made in the consolidated financial statements.

ENERGEA PORTFOLIO 2 LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Period January 13, 2020 (Inception) to
December 31, 2020

Accounting for Uncertainty in Income Taxes

The Company evaluates all significant tax positions as required by GAAP. As of December 31, 2020, the Company does not believe that it has taken any positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next year. The Company files federal and Connecticut income tax returns, which represent the major tax jurisdictions of the Company.

Statement of Cash Flows

For the purpose of reporting cash flows, the cash and cash equivalents caption on the accompanying consolidated financial statements includes cash on hand and short-term cash equivalents maturing within

90 days.

Concentrations

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank deposits at high credit quality financial institutions. The balances, at times, may exceed federally insured limits. Each bank account held in Brazil has a revolving line of credit associated with it intended to cover any shortfall in the cash accounts and carries interest at 13.99% per month. The lines have credit limits of R$1,500 to R$50,000. There were no draws on these lines of credit during the period ended December 31, 2020.

Fair Value of Financial Instruments

The Company’s consolidated financial instruments are cash and cash equivalents and a line of credit. The recorded values of cash and cash equivalents approximate its fair value based on its short-term nature. The recorded value of the line of credit approximates its fair value, as interest approximates market rates.

Subsequent Events

In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through April 28, 2021, the date the consolidated financial statements were available to be issued.

NOTE 2 - CONSTRUCTION IN PROGRESS

The Company is in the process of developing and constructing three renewable energy facilities in Brazil. All project costs are being capitalized and include hard costs, such as equipment and construction materials, and soft costs, such as engineering, architectural, legal, permits and fees and other costs.

ENERGEA PORTFOLIO 2 LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Period January 13, 2020 (Inception) to December 31, 2020

The balance of construction in progress at December 31, 2020 consists of:

Hard costs	$109,150
Soft costs	497,181
Project acquisition costs	55,121
$661,452

At December 31, 2020, the Company estimates that it will incur an additional $7,700,000 in total project costs through 2022.

NOTE 3 - LINE OF CREDIT

In October 2020, the Company, along with its majority member-manager and a related entity, entered into a revolving credit agreement (the Agreement) with a venture capital group to provide funding for the construction projects in Brazil. The Agreement calls for a line of credit with total availability of $5,000,000 to be used solely to finance the purchase, development and construction of the three approved Brazilian projects, with the exception of $200,000 to be used for working capital by the Company’s majority member-manager. Interest is payable in quarterly installments at an annual rate of 15% through the date of maturity of September 30, 2023. The Company may elect to defer up to 50% of each quarterly interest installment, provided that such deferred interest will be treated as principal and repaid in accordance with the Agreement. The line of credit is secured by a pledge of the equity interest in the Company.

The Company may repay or prepay outstanding revolving notes with prior approval of the lender. In addition, they are required to repay outstanding principal with the proceeds of any sales of the projects within ten days following receipt or in the event a project is canceled or unable to be completed.

If any projects have completed construction prior to the line of credit maturity date, the Company may elect to convert the revolving line of credit to a term loan, subject to certain limitations, provided it has met all financial covenants and other requirements, as defined. Term loans require quarterly repayments of principal plus interest at 13% per annum, in advance, over a term of ten years.

The Company’s balance outstanding under the line of credit at December 31, 2020 was $1,418,275. Interest incurred during the construction phase is capitalized as construction in progress. Interest capitalized during the period ended December 31, 2020 was $50,431.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company and its subsidiaries, during the ordinary course of business, enter into transactions among the consolidated entities, and consist primarily of investments by Energea Portfolio 2 LLC into its subsidiaries. All intercompany transactions have been eliminated in consolidation.

The Company also has immaterial transactions between its parent and sister companies from time to time. At December 31, 2020, the Company has a $5,000 receivable from its majority member, which is included in other assets on the accompanying consolidated balance sheet. In addition, it has a $852 payable to a company related through common ownership, which is included in accounts payable on the accompanying consolidated balance sheet.

ENERGEA PORTFOLIO 2 LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Period January 13, 2020 (Inception) to December 31, 2020

The Company paid a management fee to its majority member for its services of supervision of the business and affairs of the projects for the period ended December 31, 2020 of $46,315. This amount has been capitalized and included in construction in progress on the accompanying consolidated balance sheet.

NOTE 5 - LEASES

The Company has two land leases for property, one with monthly rent of R$3,500 expiring in February 2050 and the other with monthly rent of R$4,000 expiring in June 2034. A third lease is expected to become effective in May 2021 with a monthly rent of R$10,000 and will expire in November 2038. Total land rental costs for the period ended December 31, 2020 was $16,231 and has been capitalized and included in construction in progress on the accompanying consolidated balance sheet.

Future minimum estimated lease payments based on the exchange rate at December 31, 2020 are as follows for the years ending December 31:

2021	$28,881
2022	40,433
2023	40,433
2024	40,433
2025	40,433
Thereafter	571,311
$761,924

NOTE 6 - COMMITMENTS

The Company has an Engineering, Procurement and Construction (EPC) contract for each of the three Brazil projects with a combined total expected cost of approximately $7,000,000. Since $90,000 has already been incurred through December 31, 2020, the remaining commitment under these contracts is approximately $6,920,000 which is expected to be paid through January 2022.

Subsequent to year end, one of the SPE’s entered into an Operation and Maintenance Service Agreement (O&M Agreement) with a consortium to perform continued maintenance on the project. The agreement is in effect for twenty-five years from the initial rental date. The service fee charged is based on a formula as defined in the agreement. Each SPE will eventually enter into O&M Agreements with their consortiums under similar terms.

NOTE 7 - RISKS AND UNCERTAINTIES

The Company is exposed to certain risks and uncertainties as a result of operating in a foreign country and in a regulated industry. Risks include changes to regulatory policies, foreign currency exposure, potential environmental liabilities and other operating risks.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Early in 2020, there was an outbreak of a novel and highly contagious form of coronavirus (“COVID-19”), which the World Health Organization has declared to constitute a pandemic. Businesses and governments have implemented precautionary measures. Such measures, as well as the general uncertainty surrounding the dangers and impact of COVID-19, are creating significant disruption in economic activity. The full extent of the outbreak, related business and travel restrictions and changes in behavior intended to reduce its spread are uncertain as of the date of these consolidated financial statements as it continues to evolve globally. The full extent to which COVID-19 may impact the results of operations, liquidity or financial position of the Company is uncertain.

Exhibits

Exhibit 1-A*	Credit Agreement

Exhibit 1-B*	First Amendment to LLC Agreement

Exhibit 2-A*	Iguatama Operation and Maintenance Agreement

Exhibit 2-B*	Iguatama Equipment Rental Agreement

Exhibit 3-A*	Pedrinopolis Operation and Maintenance Agreement

Exhibit 3-B*	Pedrinopolis Equipment Rental Agreement

Exhibit 4-A*	Salinas Operation and Maintenance Agreement

Exhibit 4-B*	Salinas Equipment Rental Agreement

*	Filed previously

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Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of State of New York, on April 30, 2021.

Energea Portfolio 2 LLC

By:	Energea Global LLC

By:	Michael Silvestrini
Michael Silvestrini, Manager

By:	Christopher Sattler
Christopher Sattler, Manager

This Offering Statement has been signed by the following persons in the capacities and on theates indicated.

Michael Silvestrini
Michael Silvestrini, Director & Co-CEO
April 30, 2021

Christopher Sattler
Christopher Sattler, Director & Co-CEO
April 30, 2021

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